SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 15, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated March 15, 2007 announcing the acquisition by France Telecom of mobile licenses in Guinea Bissau and Guinea press release

Paris, March 15, 2007

Orange expands its presence in West Africa

acquisitions of mobile licenses in Guinea Bissau and Guinea

France Telecom is today announcing the extension of its presence in Africa through two operations completed by Sonatel, its Senegalese subsidiary (43%).

It has been awarded a third mobile telephony license in Guinea Bissau. The commercial operations of Orange Bissau, the newly formed Sonatel subsidiary, will begin before the end of the first half of 2007 in this country.

In Guinea, Sonatel has purchased the mobile license formerly held by the operator Spacetel, for a renewable term of 15 years. At the end of this operation, Orange Guinea will be created with the intention of launching its commercial operations before the end of this year.

These two acquisitions mark a new advance in the deployment of the Orange brand in Africa and around the world. In Africa, Orange is already present in Botswana, Cameroon, Ivory Coast, Equatorial Guinea, Madagascar, Mali, and Senegal, and serves nearly 10 million customers in this region of the world.

Marc Rennard, International Executive Director for Africa, the Middle East and Asia with France Telecom, and Chairman of the Board of Sonatel:

“In all its markets, France Telecom holds leading international positions. Today, with the extension of its operations in Guinea Bissau and Guinea, Orange continues to implement its growth strategy by entering high-potential markets.

Present in Senegal, Ivory Coast, and Mali, and now in these two new markets thanks to Sonatel, Orange will be in a position to play a leading role throughout West Africa”.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves almost 160 million customers on five continents (220 countries or territories) as of December 31, 2006, of which two thirds are Orange customers. The Group had consolidated sales of 51,7 billion euros in 2006. Launched in June 2005, the NExT program (New Experience in Telecommunications) will allow the Group to pursue its transformation as an integrated operator and to make France Telecom the benchmark for new telecommunications services in Europe. On June 2006, Orange thus became the Group’s single brand for Internet, television and mobile in France, the United Kingdom, the Netherlands and Spain, and Orange Business Services the brand name for the services offered to businesses worldwide. France Telecom is number two mobile operator and provider of Internet services in Europe and amongst the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris Eurolist market and on the New York Stock Exchange.

Contact presse : + 33 1 44 44 93 93

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 15, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information